Exhibit 99.2


                              FOR IMMEDIATE RELEASE


    Investors:                                               Media:
    Emer Reynolds                                            Anita Kawatra
    Ph:  353-1-709-4000                                      Ph:  212-407-5755
         800-252-3526                                             800-252-3526




           ELAN SELLS ITS MYOBLOC(TM) RIGHTS TO SOLSTICE NEUROSCIENCES
                                      INC

DUBLIN, IRELAND, JULY 7, 2004 - Elan Corporation, plc today announced that it has completed the sale of its worldwide rights to Myobloc(TM) / Neurobloc(TM) (Myobloc) (Botulinum Toxin Type B) injectable solution to Solstice Neurosciences, Inc (Solstice), a newly formed company focused on the development, manufacturing, sales and marketing of specialty biopharmaceutical products. Included in the sale are the related intellectual property, the product inventory, and the manufacturing facility. The associated manufacturing employees will be offered the opportunity to continue their work with Myobloc as employees of Solstice. The financial terms of the transaction were not disclosed.

Myobloc was developed by Elan and is currently approved in the U.S., Canada and Europe for the treatment of cervical dystonia to reduce the severity of abnormal head position and neck pain.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.